Exhibit 99.1

FOR IMMEDIATE RELEASE

MEDIA CONTACTS:
Biogen Idec Kate Weiss Ph: 617-914-6524	Elan Corporation, plc Mary Stutts Ph: 650-794-4403 Miriam Mason Ph: 650-877-7616
INVESTOR CONTACTS:
Biogen Idec John Applegate Ph: 617-679-2812 Kia Khaleghpour Ph: 617-679-2812	Elan Corporation, plc Chris Burns Ph: + 353-1-709-4444 or 800-252-3526 David Marshall Ph: +353-1-709-4444

PATIENT-REPORTED OUTCOMES STUDY SHOWS IMPROVEMENTS IN QUALITY
OF LIFE AMONG PATIENTS AFTER ONE YEAR OF TREATMENT WITH
TYSABRI®

– Data also showed reduced fatigue and improved cognition –

TORONTO – April 16, 2010– Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc (NYSE: ELN) today announced results from a one-year, longitudinal health outcomes study (n=324) in which patients with multiple sclerosis (MS) who received 12 infusions of TYSABRI (natalizumab) reported improvements in quality of life (QoL) measures, as well as reduced fatigue and overall improved cognitive function, as measured by validated tools. The goal of the study, which was performed in conjunction with HealthCore Inc., a health-outcomes research company, was to assess patient experiences with TYSABRI in a real-world setting. This research was presented in three posters at the American Academy of Neurology’s (AAN) 62nd Annual Meeting in Toronto, April 10 - 17, 2010. The AAN Annual Meeting is the world’s largest gathering of neurologists.

“Because MS is such a debilitating disease that affects patients physically, cognitively, psychologically and socially, it can have a significant impact on their quality of life,” said William Stuart, M.D., Medical Director of the Multiple Sclerosis Center of Atlanta. “These analyses, based on patient-reported outcomes, are critical to understanding the benefits of treatment with TYSABRI over the long term and in a real-world setting.”

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The one-year longitudinal study assessed health outcomes from the perspective of the patient using validated patient-reported outcome (PRO) measures prior to treatment initiation and after the third, sixth and 12th infusion with TYSABRI in a real-world setting. A majority of the patients in the study were female (77.8%) with mean age of 46.7 years and mean years since diagnosis of nine years.

Quality of Life Study Results

After one year of treatment, patients reported statistically significant improvement in:
•	general health-related QoL, as measured by the 12-item Short Form Scale (SF-12v2), with higher scores indicating better QoL
•	MS-specific QoL, as measured by the 29-item Multiple Sclerosis Impact Scale (MSIS-29), with lower scores indicating better QoL

Both scales report the physical and psychological aspects of QoL in two summary scores. For both scales changes in mean scores from baseline through the 12th infusion were evaluated after adjusting for baseline patient-level and treatment characteristics.

SF-12v2 Physical Component Summary (PCS) scores improved significantly from baseline (BL 34.25, 12th 36.66; p<0.001). Similar improvements were observed in the Mental Component Summary (MCS) scores, which also improved significantly from baseline (BL 43.13, 12th 46.77; p<0.001).

After controlling for covariates, a statistically significant improvement was also observed in MSIS-29 physical impact scores (BL 47.38, 12th 40.43; p<0.001). Similarly, MSIS-29 psychological impact scores showed statistically significant improvements (BL 42.01, 12th 34.09; p<0.001) over time.

The results of these findings are consistent with results from pivotal clinical trials and show the beneficial impact of TYSABRI on QoL in MS patients. Results show that improvements were seen as early as three months and were sustained for 12 months.

The poster titled Improvement in Health-Related Quality of Life in Multiple Sclerosis Patients Receiving Natalizumab in the United States (P02.166) was made available for viewing on April 13 from 3-7:30 p.m. EDT. The poster titled Effect of Natalizumab on Disease-Specific Quality of Life after One Year of Natalizumab Treatment (P02.164) was made available for viewing on April 13 from 3-7:30 p.m. EDT.

Fatigue and Cognition Study Results

After one year of treatment, patients reported:
•	improvement in cognitive function
•	lower impact of fatigue on daily functioning

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Cognitive function was measured by the six-question Medical Outcomes Study Cognitive Functioning Scale (MOS-Cog Scale, score range 6-36) with higher scores indicating better reasoning skills, memory, concentration, ability to start several actions at one time and ability to react. Fatigue was measured by the five-question Modified Fatigue Impact Scale-5 (MFIS-5, score range 0-20), with lower scores indicating lower impact of fatigue on physical, cognitive and psychosocial functioning.

After controlling for covariates, on average MOS-Cog scores increased significantly over time (BL 25.12; 12th infusion score 26.19, p=0.0006), indicating improvement in cognitive function, and MFIS-5 scores decreased significantly (BL 12.36; 12th infusion score 11.16, p<0.001), suggesting lower impact of fatigue on daily functioning.

The poster titled Improvement in Patient-Reported Fatigue and Cognitive Function over Time with Natalizumab Treatment (P06.167) was made available for viewing on April 15 from 3-7:30 p.m. EDT.

Dr. Stuart serves as a paid consultant for Biogen Idec.

About TYSABRI
TYSABRI is approved in more than 45 countries. In the U.S., it is approved for relapsing forms of MS and in the European Union for relapsing-remitting MS.

Data from the Phase III AFFIRM trial highlights TYSABRI’s powerful efficacy. According to that data, which was published in the New England Journal of Medicine, after two years, TYSABRI treatment led to a 68 percent relative reduction (p<0.001) in the annualized relapse rate when compared with placebo and reduced the relative risk of disability progression by 42-54 percent (p<0.001). In post-hoc analyses of the Phase III AFFIRM trial and as published in The Lancet Neurology, 37 percent of TYSABRI-treated patients remained free of their MS activity, based on MRI and clinical measures, compared to seven percent of placebo-treated patients.

TYSABRI increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain. The risk of PML increases with increasing duration of use. Other serious adverse events that have occurred in TYSABRI-treated patients include hypersensitivity reactions (e.g., anaphylaxis) and infections, including opportunistic and other atypical infections. Clinically significant liver injury has been reported in patients treated with TYSABRI in the post-marketing setting. Common adverse events reported in TYSABRI-treated MS patients include headache, fatigue, infusion reactions, urinary tract infections, joint and limb pain and rash.

TYSABRI is co-marketed by Biogen Idec Inc. and Elan Corporation, plc. For more information about TYSABRI, please visit www.tysabri.com, www.biogenidec.com or www.elan.com, or call 1-800-456-2255.

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About Biogen Idec
Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs. Founded in 1978, Biogen Idec is a global leader in the discovery, development, manufacturing, and commercialization of innovative therapies. Patients worldwide benefit from Biogen Idec's significant products that address diseases such as lymphoma, multiple sclerosis, and rheumatoid arthritis. For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

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